

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 25, 2008

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

>   **Re: Rockies Region 2007 Limited Partnership**
>   **Amendment No. 2 to Registration Statement on Form 10**
>   **Filed November 14, 2008**
>   **Amendment No. 1 to Quarterly Report on Form 10-Q**
>   **for the Quarter Ended June 30, 2008**
>   **Filed November 14, 2008**
>   **File No. 0-53201**

Dear Mr. Stump:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that we will respond to your amended request for confidential treatment for certain exhibits under separate cover.

Amendment No. 2 to Registration Statement on Form 10

2.   We note your response to our prior comment 3 and your amended disclosure in
        Note 9 to your financial statements. Tell us where you have amended your Form
        10 to reflect the reserves from the anticipated Codell recompletions as proved
        undeveloped reserves as opposed to proved developed for the periods ended
        December 31, 2007 and March 31, 2008. Further, tell us and quantify how you
        concluded that the change in the classification of reserves did not impact your
        depreciation, depletion and amortization for the respective periods. In addition,
        please revise your tabular presentation to present your proved developed reserves
        under the correct column heading by period end date.

Amendment No. 1 to Quarterly Report on Form 10-Q for the Quarter Ended June 30,
2008

Exhibits

3.   We note that you omitted the certification of the chief financial officer of your
        managing general partner that is required by Item 601(b)(32) of Regulation S-K.
        Please file a full amendment to your quarterly report to include the omitted
        certification.

                                        ***

Closing Comments

        As appropriate, please amend your filings and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendments to expedite our review. Please furnish
a cover letter with your amendments that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with any engineering questions. You may contact Robert Carroll at (202) 551-3362 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: R. Winfrey
        R. Carroll
        C. White
        M. Duru
        L. Nicholson